Exhibit 15.1

June 7, 2004

Embratel Participações S.A.

Rua Regente Feijó, 166, Sala 1687-B

Rio de Janeiro – RJ

We have made a review, in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, of the unaudited interim financial information of Embratel Participações S.A. and subsidiaries (company and consolidated) as of and for the three month period ended March 31, 2004 as indicated in our report dated May 6, 2004; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement. We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES